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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Georgia Bancshares, Inc.
(Name of Issuer)

Georgia Bancshares, Inc.
Arlie C. Aukerman	Joseph S. Black
Rick A. Duncan	C. Lynn Gable
Dale K. Geeslin	Malcolm R. Godwin
W. Robert Hancock, Jr.	Vincent M. Rossetti
Donnie H. Russell	Thomas G. Sellmer
Ira P. Shepherd, III	Eric K. Smith
Enrico A. Stanziale	James H. Webb, Jr.

(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

C. Lynn Gable
Chief Financial Officer
Georgia Bancshares, Inc.
100 Westpark Drive
Peachtree City, Georgia 30269
(770) 631-9488
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Katherine M. Koops, Esq.
Powell Goldstein LLP
One Atlantic Center—Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia 30309
(404) 572-6600

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$2,237,135	$447.43**

*
For purposes of calculating the fee only. This amount assumes 156,443 shares of common stock of the subject company will be exchanged for 156,443 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the bid and ask price of the common stock of the subject company as of October 4, 2005, which was $14.30 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

**
Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

 AMENDMENT NO. 1 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is being filed by the filing persons listed on the cover of this Schedule in connection with the amendment to the articles of incorporation (the "Articles of Amendment") of Georgia Bancshares, Inc. ("Georgia Bancshares" or the "Company"), which provides for the reclassification (the "Reclassification") of shares of the Company's common stock held by shareholders of record of fewer than 1,500 shares into the Company's Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company's common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). A copy of the Articles of Amendment is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule. The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which Georgia Bancshares' shareholders will consider and vote upon the Articles of Amendment.

        All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, as amended to date, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

        Item 1.    Summary Term Sheet

        The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

        Item 2.    Subject Company Information

        The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled "PROPOSAL 1: APPROVAL OF THE ARTICLES OF AMENDMENT—Description of the Articles of Amendment—Georgia Bancshares, Inc.," "INFORMATION ABOUT GEORGIA BANCSHARES AND ITS AFFILIATES—Market for Common Stock and Dividends," and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding."

        Item 3.    Identity and Background of Filing Person

        The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Georgia Bancshares, Inc., 100 Westpark Drive, Peachtree City, Georgia 30269, telephone (770) 631-9488. Each filing person is a citizen of the United States and a director of Georgia Bancshares. Ira P. Shepherd is also the President and Chief Executive Officer of Georgia Bancshares, and C. Lynn Gable is its Chief Financial Officer. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT GEORGIA BANCSHARES AND ITS AFFILIATES—Directors and Executive Officers."

        Item 4.    Terms of the Transaction

        The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval," and "SPECIAL FACTORS—Purpose of the Reclassification,—Reasons for the Reclassification,—Recommendation of the Board of Directors; Fairness of the Reclassification,—Effects of the Reclassification on Affiliates,—Effects of the Reclassification on Unaffiliated

Shareholders, and—Effects of the Reclassification on Shareholders Generally," and—Federal Income Tax Consequences of the Reclassification."

        Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS—Alternatives Considered—Business Combination and—Recommendation of the Board of Directors; Fairness of the Reclassification—Substantive Fairness," and "INFORMATION ABOUT GEORGIA BANCSHARES AND ITS AFFILIATES—Transactions in Georgia Bancshares Stock and—Related Party Transactions."

        Item 6.    Purposes of the Transaction and Plans or Proposals

        The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

  (1)
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving Georgia Bancshares or any subsidiary;

  (2)
  any purchase, sale or transfer of a material amount of assets of Georgia Bancshares or any subsidiary;

  (3)
  any material change in Georgia Bancshares' present dividend rate or policy or in its indebtedness or capitalization;

  (4)
  any change in Georgia Bancshares' present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

  (5)
  any other material change in Georgia Bancshares' corporate structure or business;

  (6)
  any class of Georgia Bancshares' equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

  (7)
  except as disclosed in response to Item 7 relating to the prospective termination of registration of the Georgia Bancshares common stock under the Exchange Act, any class of Georgia Bancshares' equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

  (8)
  except as described in response to Item 7, the suspension of Georgia Bancshares' obligation to file reports under Section 15(d) of the Exchange Act.

        Item 7.    Purposes, Alternatives, Reasons and Effects

        The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS—Purpose of the Reclassification,—Alternatives Considered,—Reasons for the Reclassification,—Pro Forma Effect of the Reclassification,—Effects of the Reclassification on Georgia Bancshares,—Effects of the Reclassification on Affiliates,—Effects of the Reclassification on Unaffiliated Shareholders,—Effects of the Reclassification on Shareholders Generally,—Federal Income Tax Consequences of the Reclassification and—Determination of Fairness by Georgia Bancshares Affiliates," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

        Item 8.    Fairness of the Transaction

        The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification and—Determination of Fairness by Georgia Bancshares Affiliates."

        Item 9.    Reports, Opinions, Appraisals and Negotiations

        The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification." No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

        Item 10.    Source and Amount of Funds or Other Consideration

        The required information is incorporated herein by reference to the section of Exhibit 1 entitled "PROPOSAL 1: APPROVAL OF THE ARTICLES OF AMENDMENT—Source of Funds and Expenses."

        Item 11.    Interest in Securities of the Subject Company

        The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT GEORGIA BANCSHARES AND ITS AFFILIATES—Stock Ownership by Affiliates."

        Item 12.    The Solicitation or Recommendation

        The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification."

        Item 13.    Financial Statements

        The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" and to Appendices C and D thereto.

        Item 14.    Persons/Assets Retained, Employed, Compensated or Used

        The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies."

        Item 15.    Additional Information

        Not applicable.

        Item 16.    Exhibits

  1.
  Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, all as amended to date, including:

Appendix A	Articles of Amendment to the Articles of Incorporation
Appendix B	Series A Preferred Stock Relative Rights and Preferences and Other Terms as Designated by the Board of Directors
Appendix C	Financial Statements and Management's Discussion and Analysis for the Nine Months Ended September 30, 2005
Appendix D	Financial Statements and Management's Discussion and Analysis for the Year Ended December 31, 2005

  (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 0-50188)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: November 18, 2005

GEORGIA BANCSHARES, INC.
By:	/s/ Ira P. Shepherd, III Ira P. Shepherd, III President and Chief Executive Officer
OTHER FILING PERSONS:
/s/ Arlie C. Aukerman
/s/ Joseph S. Black
/s/ Rick A. Duncan
/s/ C. Lynn Gable
/s/ Dale K. Geeslin
/s/ Malcolm R. Godwin
/s/ W. Robert Hancock, Jr.
/s/ Vincent M. Rossetti
/s/ Donnie H. Russell
/s/ Thomas H. Sellmer
/s/ Ira P. Shepherd, III
/s/ Eric K. Smith
/s/ Enrico A. Stanziale
/s/ James H. Webb, Jr.

EXHIBIT INDEX

1.
Preliminary Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, as amended to date, including:

Appendix A	Articles of Amendment to the Articles of Incorporation
Appendix B	Series A Preferred Stock Relative Rights and Preferences and Other Terms as Designated by the Board of Directors
Appendix C	Financial Statements and Management's Discussion and Analysis for the Nine Months Ended September 30, 2005
Appendix D	Financial Statements and Management's Discussion and Analysis for the Year Ended December 31, 2005

  (Incorporated by reference to the amended preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. 0-50188)

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AMENDMENT NO. 1 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
SIGNATURE
EXHIBIT INDEX